SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2011

Commission File Number: 1-07294

KUBOTA CORPORATION

(Translation of registrant’s name into English)

2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F :

Form 20-F       X                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) :

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) :

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Results of operations for the six months ended September 30, 2011 (Wednesday, November 2, 2011)
2.	Notice on interim dividend (Wednesday, November 2, 2011)

Contact:
IR Group
Kubota Corporation
2-47, Shikitsuhigashi 1-chome,
Naniwa-ku, Osaka 556-8601, Japan
Phone	: +81-6-6648-2645
Facsimile	: +81-6-6648-2632

FOR IMMEDIATE RELEASE (WEDNESDAY, NOVEMBER 2, 2011)

RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED

SEPTEMBER 30, 2011 REPORTED BY KUBOTA CORPORATION

OSAKA, JAPAN, November 2, 2011 — Kubota Corporation reported its consolidated results for the six months ended September 30, 2011 today.

Consolidated Financial Highlights

1. Consolidated results of operations for the six months ended September 30, 2011

(1) Results of operations	(In millions of yen except per common share amounts)
	Six months ended Sep. 30, 2011	Change [%]	Six months ended Sep. 30, 2010	Change [%]
Revenues	¥481,713	7.3	¥449,046	1.0
Operating income	¥49,249	14.1	¥43,169	30.3
Income before income taxes and equity in net income of affiliated companies	¥44,367	3.1	¥43,041	29.3
Net income attributable to Kubota Corporation	¥26,338	2.4	¥25,710	33.1
Net income attributable to Kubota Corporation per common share
Basic	¥20.75		¥20.22
Diluted	—		—

Notes :

1.	Change[%] represents percentage change from the corresponding period in the prior year.
2.	Comprehensive income for the six months ended September 30, 2011 and 2010 were ¥24,745 million [211.3%] and ¥7,949 million [(83.2%)], respectively.

(2) Financial position	(In millions of yen except per common share amounts)
	Sep. 30, 2011	Mar. 31, 2011
Total assets	¥1,371,064	¥1,356,852
Equity	¥686,980	¥681,361
Kubota Corporation shareholders’ equity	¥638,137	¥634,885
Ratio of Kubota Corporation shareholders’ equity to total assets	46.5%	46.8%

2. Cash dividends

	(In yen)
	Cash dividends per common share
	Interim	Year end	Total
Year ended March 31, 2011	¥7.00	¥7.00	¥14.00
Year ending March 31, 2012	¥7.00	Undecided	Undecided

Note :

Although the Company’s basic policy for the return of profit to shareholders is to maintain stable dividends or raise dividends, specific amount of cash dividends for each fiscal year is decided in consideration of the development of business performance, financial conditions and payout ratio including share buybacks. Specific amount of year-end cash dividends for the year ending March 31, 2012 is not decided at this time and the Company will inform the amount as soon as a decision is made.

Kubota Corporation

and Subsidiaries

3. Anticipated results of operations for the year ending March 31, 2012

	(In millions of yen except per common share amounts)
	Year ending Mar. 31, 2012	Change [%]
Revenues	¥1,000,000	7.1
Operating income	¥100,000	16.1
Income before income taxes and equity in net income of affiliated companies	¥100,000	9.5
Net income attributable to Kubota Corporation	¥60,000	9.4
Net income attributable to Kubota Corporation per common share	¥47.77

Note :

Change[%] represents percentage change from the corresponding period in the prior year.

4. Other information

(1)	Changes in material subsidiaries: No

(2)	Adoption of simplified accounting procedures or specific accounting procedures for consolidated quarterly financial statements: Yes

Please refer to “2. Other information” on page 6.

(3)	Accounting changes for consolidated financial statements

a)    Changes due to the revision of accounting standards: Yes

b)    Changes in matters other than a) above: No

Please refer to “2. Other information” on page 6.

(4)	Number of shares outstanding including treasury stock as of September 30, 2011	:	1,285,919,180
	Number of shares outstanding including treasury stock as of March 31, 2011	:	1,285,919,180
	Number of treasury stock as of September 30, 2011	:	29,985,574
	Number of treasury stock as of March 31, 2011	:	14,206,633
	Weighted average number of shares outstanding during the six months ended September 30, 2011	:	1,269,078,444
	Weighted average number of shares outstanding during the six months ended September 30, 2010	:	1,271,815,745

(*Information on status of the quarterly review by the independent auditor)

This release is not reviewed or audited in accordance with Financial Instruments and Exchange Law of Japan by the independent auditor because this release is not subject to the quarterly review. As of the date of this release, the Company’s consolidated financial statements for the six months ended September 30, 2011 are under procedure of the quarterly review.

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company’s markets, particularly government agricultural policies, levels of capital expenditures both in public and private sectors, foreign currency exchange rates, the occurrence of natural disasters, continued competitive pricing pressures in the marketplace, as well as the Company’s ability to continue to gain acceptance of its products.

Kubota Corporation

and Subsidiaries

Kubota Corporation

and Subsidiaries

1. Review of operations and financial condition

(1)Summary of the results of operations for the six months under review

For the six months ended September 30, 2011, revenues of Kubota Corporation and subsidiaries (hereinafter, the “Company”) increased ¥32.7 billion [7.3%], to ¥481.7 billion from the corresponding period in the prior year.

Domestic revenues increased ¥4.5 billion [2.0%], to ¥229.3 billion. Although revenues in Social Infrastructure decreased slightly, revenues in Farm & Industrial Machinery increased marginally and revenues in Water & Environment Systems and Other increased. Overseas revenues increased ¥28.2 billion [12.6%], to ¥252.4 billion due to a significant increase in revenues in Farm & Industrial Machinery, while revenues in Water & Environment Systems, Social Infrastructure and Other decreased.

Operating income increased ¥6.1 billion [14.1%], to ¥49.2 billion from the corresponding period in the prior year. Despite the negative impact of yen appreciation, increased revenues in Farm & Industrial Machinery, notably in overseas markets and company-wide cost reduction contributed to the increase in operating income. Income before income taxes and equity in net income of affiliated companies increased ¥1.3 billion [3.1%], to ¥44.4 billion. Income taxes were ¥16.6 billion [representing an effective tax rate of 37.5%], and net income were ¥28.9 billion, the same amount as the corresponding period in the prior year. Net income attributable to Kubota Corporation increased ¥0.6 billion [2.4%], to ¥26.3 billion from the corresponding period in the prior year.

Revenues from external customers and operating income by each reporting segment are as follows.

1) Farm & Industrial Machinery

Farm & Industrial Machinery comprises farm equipment, engines and construction machinery.

Revenues in this segment increased 9.4%, to ¥361.7 billion from the corresponding period in the prior year, comprising 75.1 % of consolidated revenues.

Domestic revenues increased 0.6%, to ¥121.7 billion. In the farm equipment market, slumping sales in the suffered area of the Great East Japan Earthquake and weak investment motivation of part-time farmer continued. However implementation of detailed demand stimulating activities alleviated a decrease in sales of farm equipment. On the contrary, sales of construction machinery substantially increased due to the recovery of the market.

Overseas revenues increased 14.4%, to ¥240.0 billion. In North America, sales of tractors increased as a result of aggressive sales promotion activities and sales of engines increased owing to ongoing market recovery. In addition, sales of construction machinery largely increased due to expansion of demand and the effect of a newly-introduced product. In Europe, sales of construction machinery and engines substantially increased supported by favorable market environment. In Asia outside Japan, sales of tractors steadily increased and sales of construction machinery increased substantially, while sales of combine harvesters decreased.

Operating income in Farm & Industrial Machinery increased 12.5%, to ¥52.5 billion due to an increase in revenues and cost reduction.

2) Water & Environment Systems

Water & Environment Systems comprises pipe-related products (ductile iron pipes, plastic pipes, valves, and other products) and environment-related products (environmental plants, pumps and other products).

Revenues in this segment increased 2.1%, to ¥76.3 billion from the corresponding period in the prior year, comprising 15.8 % of consolidated revenues.

Domestic revenues increased 4.6%, to ¥71.5 billion. Although sales of plastic pipes decreased, sales of ductile iron pipes and valves increased in pipe-related products. In environment-related products, sales of pumps and products related to water and sewage treatment increased. Overseas revenues decreased 24.5%, to ¥4.8 billion. In environment-related products, sales of pumps and submerged membrane systems increased. On the other hand, sales of ductile iron pipes decreased in pipe-related products.

Operating income in Water & Environment Systems increased 66.2%, to ¥3.5 billion mainly due to an increase in domestic revenues and cost reduction.

Kubota Corporation

and Subsidiaries

3) Social Infrastructure

Social Infrastructure comprises industrial castings, spiral welded steel pipes, vending machines, electronic equipped machinery and air-conditioning equipment.

Revenues in this segment decreased 2.0%, to ¥30.6 billion from the corresponding period in the prior year, comprising 6.4 % of consolidated revenues.

Domestic revenues decreased 0.7%, to ¥23.1 billion. Although sales of spiral welded steel pipes and air-conditioning equipment increased, sales of industrial castings and vending machines decreased. Overseas revenues decreased 5.7%, to ¥7.5 billion due to drop in sales of spiral welded steel pipes and air-conditioning equipment.

Operating income in Social Infrastructure decreased 41.4%, to ¥1.1 billion due to decreased revenues and fiercer competition.

4) Other

Other comprises construction, services and other businesses.

Revenues in this segment increased 5.9%, to ¥13.2 billion from the corresponding period in the prior year, comprising 2.7 % of consolidated revenues.

Although sales of construction decreased, sales of services and other businesses increased.

Operating income in Other increased 8.9%, to ¥0.8 billion.

(2) Financial condition

1) Assets, liabilities and equity

Total assets at the end of September 2011 amounted to ¥1,371.1 billion, an increase of ¥14.2 billion from the end of March 2011. As for assets, inventories and short- and long-term finance receivables increased.

As for liabilities, accounts payable increased. As for equity, treasury stock increased and accumulated comprehensive loss deteriorated. On the other hand, retained earnings increased owing to recorded net income. Shareholders’ equity ratio was 46.5%, 0.3 percentage points lower than the prior fiscal year end.

2) Cash flows

Net cash provided by operating activities during the six months under review was ¥35.3 billion, a decrease of ¥18.0 billion of cash inflow from the corresponding period in the prior year. This decrease was mainly due to changes in working capital such as notes and accounts receivable and inventories.

Net cash used in investing activities was ¥37.3 billion, an increase of ¥8.5 billion of cash outflow from the corresponding period in the prior year. This increase was mainly due to an increase in finance receivables.

Net cash used in financing activities was ¥17.2 billion, a decrease of ¥13.3 billion of cash outflow from the corresponding period in the prior year. Although purchases of treasury stock and cash dividend increased, an increase in proceeds from issuance of long-term debt resulted in a decrease of cash outflow.

As a result, including the effect of exchange rate changes, cash and cash equivalents at the end of September 2011 was ¥86.7 billion, a decrease of ¥18.6 billion from the beginning of the period.

(3) Prospect for the year ending March. 31, 2012

The forecasts of the anticipated results of operations for the year ending March 31, 2012, which were announced on June 20, 2011, remain unchanged.

The forecasts are based on the assumption of exchange rates of ¥79=US$1 and ¥111=1Euro, respectively.

Kubota Corporation

and Subsidiaries

2. Other information

(1) Changes in material subsidiaries

None

(2) Adoption of simplified accounting procedures or specific accounting procedures for consolidated quarterly financial statements

The provision for income taxes is computed by multiplying quarterly income before income taxes and equity in net income of affiliated companies by estimated annual effective tax rate.

(3) Accounting changes for consolidated financial statements

The Company adopted a new accounting standard related to revenue recognition for multiple-deliverable arrangements from April 1, 2011. This standard requires that arrangement consideration be allocated to all deliverables using a selling price or estimated selling price and eliminates the residual method of allocation. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

Kubota Corporation

and Subsidiaries

3. Consolidated financial statements

(1) Consolidated balance sheets

Assets	(In millions of yen)
	Sep. 30, 2011		Mar. 31, 2011		Change	Sep. 30, 2010
	Amount	%	Amount	%	Amount	Amount	%
Current assets:
Cash and cash equivalents	86,689		105,293		(18,604)	103,677
Notes and accounts receivable	345,788		353,608		(7,820)	335,496
Short-term finance receivables-net	106,565		100,437		6,128	104,538
Inventories	193,303		174,217		19,086	174,694
Other current assets	57,535		43,649		13,886	51,353

Total current assets	789,880	57.6	777,204	57.3	12,676	769,758	56.7

Investments and long-term finance receivables	318,984	23.3	316,896	23.4	2,088	319,106	23.5

Property, plant, and equipment	210,701	15.4	217,358	16.0	(6,657)	216,066	15.9

Other assets	51,499	3.7	45,394	3.3	6,105	52,445	3.9

Total	1,371,064	100.0	1,356,852	100.0	14,212	1,357,375	100.0

Liabilities and Equity	(In millions of yen)
	Sep. 30, 2011		Mar. 31, 2011		Change	Sep. 30, 2010
	Amount	%	Amount	%	Amount	Amount	%
Current liabilities:
Short-term borrowings	55,184		76,642		(21,458)	57,306
Notes and accounts payable	176,706		164,803		11,903	157,032
Other current liabilities	112,128		108,127		4,001	112,856
Current portion of long-term debt	80,607		85,556		(4,949)	85,401

Total current liabilities	424,625	31.0	435,128	32.1	(10,503)	412,595	30.4

Long-term liabilities:
Long-term debt	216,976		191,760		25,216	225,479
Accrued retirement and pension costs	31,036		35,285		(4,249)	35,948
Other long-term liabilities	11,447		13,318		(1,871)	10,381

Total long-term liabilities	259,459	18.9	240,363	17.7	19,096	271,808	20.0

Equity:
Kubota Corporation shareholders’ equity:
Common stock	84,070		84,070		—	84,070
Capital surplus	89,284		89,140		144	89,236
Legal reserve	19,539		19,539		—	19,539
Retained earnings	534,291		516,858		17,433	496,652
Accumulated other comprehensive loss	(69,699)		(65,381)		(4,318)	(53,421)
Treasury stock	(19,348)		(9,341)		(10,007)	(9,296)

Total Kubota Corporation shareholders’ equity	638,137	46.5	634,885	46.8	3,252	626,780	46.2
Noncontrolling interests	48,843	3.6	46,476	3.4	2,367	46,192	3.4

Total equity	686,980	50.1	681,361	50.2	5,619	672,972	49.6

Total	1,371,064	100.0	1,356,852	100.0	14,212	1,357,375	100.0

Kubota Corporation

and Subsidiaries

(2) Consolidated statements of income

	(In millions of yen)
	Six months ended Sep. 30, 2011		Six months ended Sep. 30, 2010		Change		Year ended Mar. 31, 2011
	Amount	%	Amount	%	Amount	%	Amount	%

Revenues	481,713	100.0	449,046	100.0	32,667	7.3	933,685	100.0
Cost of revenues	351,108	72.9	325,395	72.5	25,713	7.9	678,653	72.7
Selling, general, and administrative expenses	80,227	16.7	80,059	17.8	168	0.2	165,407	17.7
Other operating expenses	1,129	0.2	423	0.1	706	166.9	3,514	0.4

Operating income	49,249	10.2	43,169	9.6	6,080	14.1	86,111	9.2
Other income (expenses):
Interest and dividend income	1,972		2,122		(150)		3,429
Interest expense	(771)		(927)		156		(1,632)
Gain on sales of securities-net	—		145		(145)		4,845
Valuation loss on other investments	(1,404)		(8)		(1,396)		(1,758)
Gain on nonmonetary exchange of securities	—		2,774		(2,774)		2,774
Foreign exchange loss -net	(6,535)		(3,780)		(2,755)		(1,640)
Other-net	1,856		(454)		2,310		(829)

Other income (expenses), net	(4,882)		(128)		(4,754)		5,189

Income before income taxes and equity in net income of affiliated companies	44,367	9.2	43,041	9.6	1,326	3.1	91,300	9.8

Income taxes	16,649		14,703		1,946		30,684

Equity in net income of affiliated companies	1,180		530		650		492

Net income	28,898	6.0	28,868	6.4	30	0.1	61,108	6.5

Less: Net income attributable to noncontrolling interests	2,560		3,158		(598)		6,286

Net income attributable to Kubota Corporation	26,338	5.5	25,710	5.7	628	2.4	54,822	5.9

Net income attributable to Kubota Corporation per common share
	(In yen)

Basic	20.75		20.22				43.11

Kubota Corporation

and Subsidiaries

(3) Consolidated statements of comprehensive income

	(In millions of yen)
	Six months ended Sep. 30, 2011	Six months ended Sep. 30, 2010	Change
Net income	28,898	28,868	30

Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	2,604	(13,579)	16,183
Unrealized losses on securities	(7,034)	(8,048)	1,014
Unrealized gains on derivatives	336	782	(446)
Pension liability adjustments	(59)	(74)	15

Other comprehensive loss	(4,153)	(20,919)	16,766

Comprehensive income	24,745	7,949	16,796
Less: Comprehensive income attributable to noncontrolling interests	2,725	1,169	1,556

Comprehensive income attributable to Kubota Corporation	22,020	6,780	15,240

Kubota Corporation

and Subsidiaries

(4) Consolidated statements of cash flows

	(In millions of yen)
	Six months ended Sep. 30, 2011	Six months ended Sep. 30, 2010	Change
Operating activities:
Net income	28,898	28,868
Depreciation and amortization	11,424	13,275
Valuation loss on other investments	1,404	8
Gain on nonmonetary exchange of securities	—	(2,774)
Deferred income taxes	937	3,710
Decrease in notes and accounts receivable	3,107	23,573
Increase in inventories	(17,063)	(10,416)
(Increase) decrease in other current assets	(7,316)	4,632
Increase in trade notes and accounts payable	11,253	1,223
Increase (decrease) in income taxes payable	5,493	(13,609)
Increase in other current liabilities	579	8,096
Decrease in accrued retirement and pension costs	(4,363)	(4,372)
Other	915	1,005

Net cash provided by operating activities	35,268	53,219	(17,951)

Investing activities:
Purchases of fixed assets	(9,702)	(12,208)
Proceeds from sales of property, plant, and equipment	109	479
Increase in finance receivables	(94,602)	(86,060)
Collection of finance receivables	70,965	66,807
Net increase in short-term loan receivables from affiliated companies	(3,600)	—
Net (increase) decrease in time deposits	(3)	1,854
Other	(428)	415

Net cash used in investing activities	(37,261)	(28,713)	(8,548)

Financing activities:
Proceeds from issuance of long-term debt	65,195	43,905
Repayments of long-term debt	(42,492)	(52,172)
Net decrease in short-term borrowings	(20,790)	(15,602)
Cash dividends	(8,905)	(6,361)
Purchases of treasury stock	(10,008)	(21)
Other	(153)	(202)

Net cash used in financing activities	(17,153)	(30,453)	13,300

Effect of exchange rate changes on cash and cash equivalents	542	(1,804)	2,346

Net decrease in cash and cash equivalents	(18,604)	(7,751)
Cash and cash equivalents at beginning of period	105,293	111,428

Cash and cash equivalents at end of period	86,689	103,677	(16,988)

(5) Notes to assumption for going concern

None

Kubota Corporation

and Subsidiaries

(6) Consolidated segment information

1) Reporting segments

Six months ended September 30, 2011	(In millions of yen)
	Farm & Industrial Machinery	Water & Environment Systems	Social Infrastructure	Other	Adjustments	Consolidated
Revenues
External customers	361,660	76,258	30,603	13,192	—	481,713
Intersegment	26	325	1,466	8,985	(10,802)	—

Total	361,686	76,583	32,069	22,177	(10,802)	481,713

Operating income	52,458	3,469	1,108	834	(8,620)	49,249

Six months ended September 30, 2010	(In millions of yen)
	Farm & Industrial Machinery	Water & Environment Systems	Social Infrastructure	Other	Adjustments	Consolidated
Revenues
External customers	330,682	74,672	31,231	12,461	—	449,046
Intersegment	31	472	1,308	6,097	(7,908)	—

Total	330,713	75,144	32,539	18,558	(7,908)	449,046

Operating income	46,646	2,087	1,892	766	(8,222)	43,169

Notes:

1. The amounts in “Adjustments” include the eliminations of intersegment transactions and the unallocated corporate expenses.

2. The aggregated amounts of operating income equal to those in the consolidated statements of income, and please refer to the consolidated statements of income for the reconciliation of operating income to income before income taxes and equity in net income of affiliated companies.

3. Intersegment revenues are recorded at arm’s length prices.

2) Geographic segments

Information for revenues from external customers by destination	(In millions of yen)
	Six months ended Sep. 30, 2011	Six months ended Sep. 30, 2010
Japan	229,284	224,789
North America	102,058	82,217
Europe	48,159	42,089
Asia Outside Japan	86,702	85,008
Other Areas	15,510	14,943

Total	481,713	449,046

Notes:

1. Revenues from North America include those from the United States of ¥87,507 million and ¥67,947 million for the six months ended September 30, 2011 and 2010, respectively.

2. There is no single customer, revenues from whom exceed 10% of total consolidated revenues of the Company.

Kubota Corporation

and Subsidiaries

(7) Consolidated statements of changes in equity

	(In millions of yen)
	Shares of common stock outstanding (thousands)	Kubota Corporation shareholders’ equity						Non- controlling interests	Total equity
		Common stock	Capital surplus	Legal reserve	Retained earnings	Accumulated other comprehensive loss	Treasury stock
Balance at March 31, 2011	1,271,713	84,070	89,140	19,539	516,858	(65,381)	(9,341)	46,476	681,361

Net income					26,338			2,560	28,898
Other comprehensive income (loss)						(4,318)		165	(4,153)
Cash dividends paid to Kubota Corporation shareholders, ¥7 per common share					(8,905)				(8,905)
Cash dividends paid to noncontrolling interests								(250)	(250)
Purchases and sales of treasury stock	(15,779)						(10,007)		(10,007)
Increase in noncontrolling interests related to contribution								73	73
Changes in ownership interests in subsidiaries			144					(181)	(37)

Balance at September 30, 2011	1,255,934	84,070	89,284	19,539	534,291	(69,699)	(19,348)	48,843	686,980

Kubota Corporation

and Subsidiaries

(8) Consolidated revenues by reporting segment

	(In millions of yen)
	Six months ended Sep. 30, 2011		Six months ended Sep. 30, 2010		Change		Year ended Mar. 31, 2011
	Amount	%	Amount	%	Amount	%	Amount	%
Farm Equipment and Engines	311,909	64.8	295,156	65.7	16,753	5.7	580,671	62.2
Domestic	110,307		112,399		(2,092)	(1.9)	205,676
Overseas	201,602		182,757		18,845	10.3	374,995
Construction Machinery	49,751	10.3	35,526	7.9	14,225	40.0	70,847	7.6
Domestic	11,377		8,597		2,780	32.3	20,710
Overseas	38,374		26,929		11,445	42.5	50,137
Farm & Industrial Machinery	361,660	75.1	330,682	73.6	30,978	9.4	651,518	69.8
Domestic	121,684	25.3	120,996	27.0	688	0.6	226,386	24.3
Overseas	239,976	49.8	209,686	46.6	30,290	14.4	425,132	45.5
Pipe-Related Products	51,974	10.8	53,399	11.9	(1,425)	(2.7)	121,836	13.0
Domestic	49,599		48,920		679	1.4	113,584
Overseas	2,375		4,479		(2,104)	(47.0)	8,252
Environment-Related Products	24,284	5.0	21,273	4.7	3,011	14.2	70,932	7.6
Domestic	21,897		19,442		2,455	12.6	65,090
Overseas	2,387		1,831		556	30.4	5,842
Water & Environment Systems	76,258	15.8	74,672	16.6	1,586	2.1	192,768	20.6
Domestic	71,496	14.8	68,362	15.2	3,134	4.6	178,674	19.1
Overseas	4,762	1.0	6,310	1.4	(1,548)	(24.5)	14,094	1.5
Social Infrastructure	30,603	6.4	31,231	7.0	(628)	(2.0)	60,439	6.5
Domestic	23,099	4.8	23,272	5.2	(173)	(0.7)	44,278	4.8
Overseas	7,504	1.6	7,959	1.8	(455)	(5.7)	16,161	1.7
Other	13,192	2.7	12,461	2.8	731	5.9	28,960	3.1
Domestic	13,005	2.7	12,159	2.7	846	7.0	28,575	3.0
Overseas	187	0.0	302	0.1	(115)	(38.1)	385	0.1
Total	481,713	100.0	449,046	100.0	32,667	7.3	933,685	100.0
Domestic	229,284	47.6	224,789	50.1	4,495	2.0	477,913	51.2
Overseas	252,429	52.4	224,257	49.9	28,172	12.6	455,772	48.8

Kubota Corporation

and Subsidiaries

(9) Anticipated consolidated revenues by reporting segment

	(In billions of yen)
	Year ending Mar. 31, 2012		Year ended Mar. 31, 2011		Change
	Amount	%	Amount	%	Amount	%
Domestic	230.0		226.4		3.6	1.6
Overseas	470.0		425.1		44.9	10.6
Farm & Industrial Machinery	700.0	70.0	651.5	69.8	48.5	7.4
Domestic	190.0		178.7		11.3	6.3
Overseas	15.0		14.1		0.9	6.4
Water & Environment Systems	205.0	20.5	192.8	20.6	12.2	6.3
Domestic	47.0		44.3		2.7	6.1
Overseas	18.0		16.2		1.8	11.4
Social Infrastructure	65.0	6.5	60.4	6.5	4.6	7.5
Domestic	30.0		28.6		1.4	5.0
Overseas	—		0.4		(0.4)	(100.0)
Other	30.0	3.0	29.0	3.1	1.0	3.6
Total	1,000.0	100.0	933.7	100.0	66.3	7.1

Domestic	497.0	49.7	477.9	51.2	19.1	4.0
Overseas	503.0	50.3	455.8	48.8	47.2	10.4

Kubota Corporation

and Subsidiaries

4. The results of operations for the three months ended September 30, 2011

(1) Consolidated statements of income

	(In millions of yen)
	Three months ended Sep. 30, 2011		Three months ended Sep. 30, 2010		Change
	Amount	%	Amount	%	Amount	%

Revenues	266,631	100.0	249,819	100.0	16,812	6.7
Cost of revenues	196,054	73.5	182,557	73.1	13,497	7.4
Selling, general, and administrative expenses	42,719	16.0	41,875	16.8	844	2.0
Other operating expenses	519	0.2	334	0.1	185	55.4

Operating income	27,339	10.3	25,053	10.0	2,286	9.1

Other income (expenses):
Interest and dividend income	462		570		(108)
Interest expense	(398)		(469)		71
Gain on sales of securities-net	—		144		(144)
Valuation loss on other investments	(1,399)		—		(1,399)
Foreign exchange loss -net	(6,107)		(2,463)		(3,644)
Other-net	1,464		787		677

Other income (expenses), net	(5,978)		(1,431)		(4,547)

Income before income taxes and equity in net income of affiliated companies	21,361	8.0	23,622	9.5	(2,261)	(9.6)

Income taxes	8,431		7,486		945

Equity in net income of affiliated companies	948		509		439

Net income	13,878	5.2	16,645	6.7	(2,767)	(16.6)

Less: Net income attributable to noncontrolling interests	1,151		1,685		(534)

Net income attributable to Kubota Corporation	12,727	4.8	14,960	6.0	(2,233)	(14.9)

Net income attributable to Kubota Corporation per common share

	(In yen)

Basic	10.05		11.76

Kubota Corporation

and Subsidiaries

(2) Consolidated segment information

1) Reporting segments

Three months ended September 30, 2011	(In millions of yen)
	Farm & Industrial Machinery	Water & Environment Systems	Social Infrastructure	Other	Adjustments	Consolidated
Revenues
External customers	198,144	45,539	16,081	6,867	—	266,631
Intersegment	14	148	922	4,673	(5,757)	—

Total	198,158	45,687	17,003	11,540	(5,757)	266,631

Operating income	28,183	2,709	586	402	(4,541)	27,339

Three months ended September 30, 2010	(In millions of yen)
	Farm & Industrial Machinery	Water & Environment Systems	Social Infrastructure	Other	Adjustments	Consolidated
Revenues
External customers	182,678	43,951	16,181	7,009	—	249,819
Intersegment	21	201	760	3,375	(4,357)	—

Total	182,699	44,152	16,941	10,384	(4,357)	249,819

Operating income	25,363	2,010	1,390	464	(4,174)	25,053

Notes:

1. The amounts in “Adjustments” include the eliminations of intersegment transactions and the unallocated corporate expenses.

2. The aggregated amounts of operating income equal to those in the consolidated statements of income, and please refer to the consolidated statements of income for the reconciliation of operating income to income before income taxes and equity in net income of affiliated companies.

3. Intersegment revenues are recorded at arm’s length prices.

2) Geographic segments

Information for revenues from external customers by destination	(In millions of yen)
	Three months ended Sep. 30, 2011	Three months ended Sep. 30, 2010
Japan	129,490	126,154
North America	55,213	46,789
Europe	24,901	22,886
Asia Outside Japan	48,766	46,490
Other Areas	8,261	7,500

Total	266,631	249,819

Notes:

1. Revenues from North America include those from the United States of ¥48,268 million and ¥39,722 million for the three months ended September 30, 2011 and 2010, respectively.

2. There is no single customer, revenues from whom exceed 10% of total consolidated revenues of the Company.

Kubota Corporation

and Subsidiaries

(3) Consolidated revenues by reporting segment

	(In millions of yen)
	Three months ended Sep. 30, 2011		Three months ended Sep. 30, 2010		Change
	Amount	%	Amount	%	Amount	%
Farm Equipment and Engines	171,734	64.4	162,159	64.9	9,575	5.9
Domestic	61,291		61,537		(246)	(0.4)
Overseas	110,443		100,622		9,821	9.8
Construction Machinery	26,410	9.9	20,519	8.2	5,891	28.7
Domestic	6,634		5,026		1,608	32.0
Overseas	19,776		15,493		4,283	27.6
Farm & Industrial Machinery	198,144	74.3	182,678	73.1	15,466	8.5
Domestic	67,925	25.5	66,563	26.6	1,362	2.0
Overseas	130,219	48.8	116,115	46.5	14,104	12.1
Pipe-Related Products	30,626	11.5	31,652	12.7	(1,026)	(3.2)
Domestic	29,333		29,207		126	0.4
Overseas	1,293		2,445		(1,152)	(47.1)
Environment-Related Products	14,913	5.6	12,299	4.9	2,614	21.3
Domestic	13,346		11,503		1,843	16.0
Overseas	1,567		796		771	96.9
Water & Environment Systems	45,539	17.1	43,951	17.6	1,588	3.6
Domestic	42,679	16.0	40,710	16.3	1,969	4.8
Overseas	2,860	1.1	3,241	1.3	(381)	(11.8)
Social Infrastructure	16,081	6.0	16,181	6.5	(100)	(0.6)
Domestic	12,083	4.5	12,136	4.9	(53)	(0.4)
Overseas	3,998	1.5	4,045	1.6	(47)	(1.2)
Other	6,867	2.6	7,009	2.8	(142)	(2.0)
Domestic	6,803	2.6	6,745	2.7	58	0.9
Overseas	64	0.0	264	0.1	(200)	(75.8)
Total	266,631	100.0	249,819	100.0	16,812	6.7
Domestic	129,490	48.6	126,154	50.5	3,336	2.6
Overseas	137,141	51.4	123,665	49.5	13,476	10.9

November 2, 2011

To whom it may concern

Kubota Corporation
2-47, Shikitsu-higashi 1-chome,
Naniwa-ku, Osaka 556-8601, Japan
Contact: IR Group
Global Management Promotion Department
Planning & Control Headquarters
Phone: +81-6-6648-2645

Notice on interim dividend

Please be advised that Kubota Corporation (hereinafter “the Company”) resolved at the Board of Directors’ Meeting held on November 2, 2011 that the Company would pay interim dividend the record date of which was September 30, 2011.

1. Details of interim dividend

	Interim dividend of this fiscal year	Latest forecast (Released on August 2, 2011)	Interim dividend of the prior year
Record date	September 30, 2011	September 30, 2011	September 30, 2010
Dividend per common share	¥7	To be determined	¥7
Amount of dividend	¥8,794 million	—	¥8,905 million
Date of payment	December 2, 2011	—	December 2, 2010
Resource of interim dividend	Retained earnings	—	Retained earnings

2. Reasons for interim dividend amount

The Company’s basic policy for the return of profit to shareholders is to maintain stable dividends or raise dividends together with share buy-back and retirement of treasury stock.

The Company declared the annual dividend of ¥14 per common share in the prior year, which was ¥2 more than the preceding year, including the interim dividend of ¥7 and the year-end dividend of ¥7. Based on the annual dividend of the prior year, the Company decided to pay a half of the prior year’s annual dividend as the interim dividend of this fiscal year.

(Reference)

	(per common share)
	Interim dividend	Year-end dividend	Total
This fiscal year (Year ending March 31, 2012)	¥7	To be determined	To be determined
The prior year (Year ended March 31, 2011)	¥7	¥7	¥14

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company's markets, particularly government agricultural policies, levels of capital expenditures both in public and private sectors, foreign currency exchange rates, the occurrence of natural disasters, continued competitive pricing pressures in the marketplace, as well as the Company's ability to continue to gain acceptance of its products.

End of document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KUBOTA CORPORATION

Date: November 2, 2011	By:	/s/ Yoshiyuki Fujita
	Name:	Yoshiyuki Fujita
	Title:	Executive Officer
General Manager of
Global Management Promotion Department